SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

Eli Lilly and Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

532457108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 532457108	Page 2 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 1,187,038
	6)	Shared Voting Power 50,004,210
	7)	Sole Dispositive Power 933,596
	8)	Shared Dispositive Power 50,236,030

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,212,572
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) 5.39%
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 532457108	Page 3 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 1,160,353
	6)	Shared Voting Power 50,000,000
	7)	Sole Dispositive Power 912,345
	8)	Shared Dispositive Power 50,218,127

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,170,922
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) 5.38
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 532457108	Page 4 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 25,535
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 18,383
	8)	Shared Dispositive Power 7,085

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 25,571
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 532457108	Page 5 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Ohio Trust Company 81-0991531
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 1,150
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,050
	8)	Shared Dispositive Power 100

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 532457108	Page 6 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Investments LLC 42-1604685
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power -0-
	6)	Shared Voting Power 4,210
	7)	Sole Dispositive Power 1,818
	8)	Shared Dispositive Power 10,718

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,929
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BD

CUSIP No. 532457108	Page 7 of 9 Pages

ITEM 1(a) - NAME OF ISSUER:

Eli Lilly and Company

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Lilly Corporate Center

Indianapolis, Indiana 46285

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bank, National Association;

PNC Delaware Trust Company; PNC Ohio Trust Company; and PNC Investments LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

PNC Ohio Trust Company - 1900 East 9th, Cleveland, OH 44114

PNC Investments LLC - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bank, National Association - United States

PNC Delaware Trust Company - Delaware

PNC Ohio Trust Company - Ohio

PNC Investments LLC - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Common

ITEM 2(e) - CUSIP NUMBER:

532457108

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 532457108	Page 8 of 9 Pages

ITEM 4 - OWNERSHIP:

The following information is as of September 30, 2024:

(a) Amount Beneficially Owned:	51,212,572

(b) Percent of Class:	5.39

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote	1,187,038

(ii) shared power to vote or to direct the vote	50,004,210

(iii) sole power to dispose or to direct the disposition of	933,596

(iv) shared power to dispose or to direct the disposition of	50,236,030

Of the total shares of common stock reported herein, 50,000,000 shares (5.26% of the class) are held in the Eli Lilly and Company Compensation Trust account for which PNC Bank, National Association (PNC Bank”) serves as directed trustee. PNC Bank serves as directed trustee and is deemed to share both voting power and investment discretion with respect to those 50,000,000 shares.

Of the total shares of common stock reported herein, 1,170,922 shares are held in accounts at PNC Bank in a fiduciary capacity for clients outside of the above-referenced trust.

Of the total shares of common stock reported herein, 25,571 shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients outside of the above-referenced trust.

Of the total shares of common stock reported herein, 1,150 shares are held in accounts at PNC Ohio Trust Company in a fiduciary capacity for clients outside of the above-referenced trust.

Of the total shares of common stock reported herein, 14,929 shares are held in accounts at PNC Investments LLC in a fiduciary capacity for clients outside of the above-referenced trust.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

PNC Bank, as directed trustee, shares the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock held by the Eli Lilly and Company Compensation Trust account noted in Item 4 above. The beneficiaries of the trust have the right to receive dividends from the common stock in their respective accounts.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bank, National Association - BK

PNC Delaware Trust Company - BK

PNC Ohio Trust Company - BK

PNC Investments LLC - BD

CUSIP No. 532457108	Page 9 of 9 Pages

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024		November 14, 2024
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ Joshua Ott
Signature - The PNC Financial Services Group, Inc.		Signature – PNC Delaware Trust Company

Gregory H. Kozich, Senior Vice President & Controller		Joshua Ott, Fiduciary Market Director
Name & Title		Name & Title

November 14, 2024		November 14, 2024
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ John Shockley
Signature – PNC Bank, National Association		Signature – PNC Ohio Trust Company

Gregory H. Kozich, Executive Vice President & Controller		John Shockley, President
Name & Title		Name & Title

November 14, 2024
Date

By:	/s/ Richard R. Guerrini
Signature – PNC Investments LLC

Richard R. Guerrini, President & CEO
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED